September 24, 2013

Mr. Bryan J. Pitko for
Mr. Jeffrey P. Reidler
Assistant Director
Securities and Exchange Commission

Re: TNI BioTech, Inc. Response to Comment Letter Dated September 11, 2013 regarding Amendment No. to 3 Registration Statement on Form 10-12G
Filed July 18, 2013
File No. 000-54933

Dear Messrs Pitko and Riedler:

On behalf of TNI BioTech, Inc. (the “Company”) we are submitting the following responses to the Securities and Exchange Commission Staff’s letter of August 13, 2013 containing comments regarding the Amendment No. 2 to Registration Statement on Form 10-12G filed on July 18, 2013. This letter contains the Company’s responses to Comments #3 and #4. A complete response will follow.

Item 2.  Financial Information
 Management’s  Discussion  and  Analysis  of  Financial  Condition  and  Results of  Operations
Results of Operations –  Year Ended December 31, 2012 Compared to Year Ended
Stock Issued for Services and Stock Warrant Expense, page 59

3.   We acknowledge the information provided in response to prior comments 7, 12 and 13.
Please reference for us the authoritative literature you rely upon to support your accounting for stock at par value when trading volume is insufficient to support the use of trading value.

The Company issued 11,040,000 shares using the par value ($.001).  Of these shares 5,040,000 were issued in connection with employment agreements and 6,000,000 shares were issued for patents.

The par value of the stock was used to value these shares because the stock did not have a true fair market value due to limited trades.  Additionally, the trades are not reflected on Yahoo due to the limited activity.  The fair market value according to the OTC Markets was $.009 per share.  The above schedule illustrates the value originally given to the common shares recorded at par value as well as the net effect on the financial statements and earnings per share if the transaction was recorded at the OTC Markets fair market value.  The net effect is not material to the financial statements and the Company does not believe the financial statements should be restated. (A spreadsheet will the open, close, high and low prices and the trading volume is attached for the entire 2012 calendar year as downloaded from OTCmarkets.com)

							Net Effect on Financial Statements
		Shares	Amount Recorded	FMV	Amount at FMV	Diff	Assets	Liabilities	Equity	Net Income (Loss)
Shares issued for services (Founder Shares):
Griffin	3/26/2012	2,040,000	$2,400	$.009	$18,360	$16,320	$-	$-	$-	$(16,320)

Pearce	3/26/2012	3,000,000	3,000	$.009	27,000	24,000	-	-	-	(24,000)

Shares issued for patents:
Plotnikoff	3/4/2012	6,000,000	6,000	$.009	54,000	48,000	48,000	-	48,000
Amortization of patent for eight months							(4,571)			(4,571)

		11,040,000	$11,040	$.009	$99,360	$88,320	$43,429	$-	$43,429	$44,891

		Total per December 31, 2012 financial statements					19,027,237	1,683,400	17,343,837	(174,989,490)
		Percentage to total					0.25%	0.00%	-0.28%	0.02%
		Weighted average shares outstanding								25,583,111
		Weighted average shares outstanding as reported								$(6.84)
		Weighted average shares outstanding if difference was recorded								$(6.84)

4.   Please refer to your response to comment 8.  For stock issuances which were issued at a discount to the trading price, please disclose the terms, restrictions of the issuance, and the amount the discount.

The Company issued 7,260,000 shares of common stock for cash totaling $1,134,000 to unrelated third party investors.  The common stock was issued with 144 restrictions.  The fair market value for the common stock using the prices reported on the OTC market was $23,345,550 which resulted in a “discount” of $22,211,550.  However, as discussed in our SEC response, the trading volume was limited and the Company was not able to find an investor (or group of investors) willing to pay the trading value as reported on the OTC Market shares for a block of restricted shares and the price had to be lowered in order to raise the capital needed by the Company for operations.  Additionally, the Company also issued 7,260,000 warrants as an inducement for the sale of common stock.  The fair market value of the warrants was calculated using the Black Scholes model and was expensed when issued.

The Company acknowledges that:

● the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

● staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

● the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brinen & Associates, LLC, specifically Stephanie Gruenhagen and Joshua Brinen regarding any questions, clarifications or additional information at 212-330-8151 or corporateaction@brinenlaw.com.

Sincerely,

/s/ Noreen Griffin
Noreen Griffin
Chief Executive Officer

Date	Open	High	Low	Close	Volume	VolumeTotal
1/3/2012	$21.00	$21.00	$21.00	$21.00	0	0
1/4/2012	$21.00	$21.00	$21.00	$21.00	0	0
1/5/2012	$21.00	$21.00	$21.00	$21.00	0	0
1/6/2012	$20.00	$20.00	$18.00	$18.00	71	71
1/9/2012	$18.00	$18.00	$18.00	$18.00	0	0
1/10/2012	$18.00	$18.00	$18.00	$18.00	0	0
1/11/2012	$24.80	$29.00	$24.80	$29.00	9	9
1/12/2012	$29.00	$30.00	$28.00	$30.00	130	130
1/13/2012	$32.00	$32.00	$32.00	$32.00	2	2
1/17/2012	$28.00	$28.00	$20.00	$20.00	45	45
1/18/2012	$20.00	$20.00	$20.00	$20.00	0	0
1/19/2012	$20.00	$20.00	$20.00	$20.00	0	0
1/20/2012	$20.00	$20.00	$20.00	$20.00	20	20
1/23/2012	$20.00	$20.00	$20.00	$20.00	0	0
1/24/2012	$18.00	$18.00	$18.00	$18.00	4	4
1/25/2012	$18.00	$18.00	$18.00	$18.00	0	0
1/26/2012	$18.00	$18.00	$18.00	$18.00	0	0
1/27/2012	$18.00	$18.00	$18.00	$18.00	0	0
1/30/2012	$18.00	$18.00	$18.00	$18.00	0	0
1/31/2012	$18.00	$19.00	$18.00	$18.00	28	28
2/1/2012	$16.00	$18.00	$16.00	$17.00	46	46
2/2/2012	$17.00	$17.00	$17.00	$17.00	0	0
2/3/2012	$17.00	$17.00	$17.00	$17.00	0	0
2/6/2012	$16.00	$16.00	$16.00	$16.00	5	5
2/7/2012	$16.00	$16.00	$16.00	$16.00	0	0
2/8/2012	$14.00	$14.00	$11.00	$11.00	16	16
2/9/2012	$13.00	$13.00	$10.00	$10.00	35	35
2/10/2012	$10.00	$10.00	$10.00	$10.00	0	0
2/13/2012	$10.00	$10.00	$10.00	$10.00	0	0
2/14/2012	$10.00	$10.00	$10.00	$10.00	0	0
2/15/2012	$15.50	$15.50	$15.50	$15.50	8	8
2/16/2012	$15.50	$15.50	$15.50	$15.50	0	0
2/17/2012	$12.00	$15.80	$12.00	$15.80	6	6
2/21/2012	$15.80	$15.80	$15.80	$15.80	3	3
2/22/2012	$10.00	$10.00	$10.00	$10.00	10	10
2/23/2012	$10.00	$10.00	$10.00	$10.00	0	0
2/24/2012	$9.00	$9.00	$9.00	$9.00	22	22
2/28/2012	$0.01	$0.01	$0.01	$0.01	0	0
2/29/2012	$0.01	$0.01	$0.01	$0.01	0	0
3/1/2012	$0.01	$0.01	$0.01	$0.01	0	0
3/2/2012	$0.01	$0.01	$0.01	$0.01	0	0

Date	Open	High	Low	Close	Volume	VolumeTotal
3/5/2012	$0.01	$0.01	$0.01	$0.01	0	0
3/6/2012	$0.01	$0.01	$0.01	$0.01	0	0
3/7/2012	$0.01	$0.01	$0.01	$0.01	0	0
3/8/2012	$0.01	$0.01	$0.01	$0.01	0	0
3/9/2012	$0.01	$0.01	$0.01	$0.01	0	0
3/12/2012	$0.01	$0.01	$0.01	$0.01	0	0
3/13/2012	$0.01	$0.01	$0.01	$0.01	0	0
3/14/2012	$0.01	$0.01	$0.01	$0.01	0	0
3/15/2012	$0.01	$0.01	$0.01	$0.01	0	0
3/16/2012	$0.01	$0.01	$0.01	$0.01	0	0
3/19/2012	$0.01	$0.01	$0.01	$0.01	0	0
3/20/2012	$0.01	$0.01	$0.01	$0.01	0	0
3/21/2012	$0.01	$0.01	$0.01	$0.01	0	0
3/22/2012	$0.01	$0.01	$0.01	$0.01	0	0
3/23/2012	$0.01	$0.01	$0.01	$0.01	0	0
3/26/2012	$0.01	$0.01	$0.01	$0.01	0	0
3/27/2012	$11.00	$11.00	$10.01	$10.01	660	660
3/28/2012	$10.01	$10.01	$10.01	$10.01	0	0
3/29/2012	$10.01	$10.01	$10.01	$10.01	0	0
3/30/2012	$9.00	$9.00	$9.00	$9.00	190	190
4/2/2012	$8.00	$8.00	$8.00	$8.00	319	319
4/3/2012	$7.00	$7.00	$6.00	$6.00	1743	1743
4/4/2012	$6.00	$6.00	$6.00	$6.00	0	0
4/5/2012	$6.00	$6.00	$6.00	$6.00	200	200
4/9/2012	$8.00	$8.00	$8.00	$8.00	101	101
4/10/2012	$8.00	$8.00	$8.00	$8.00	0	0
4/11/2012	$8.00	$8.00	$8.00	$8.00	0	0
4/12/2012	$8.00	$8.00	$8.00	$8.00	0	0
4/13/2012	$8.00	$8.00	$8.00	$8.00	0	0
4/16/2012	$8.00	$8.00	$8.00	$8.00	0	0
4/17/2012	$8.00	$8.00	$8.00	$8.00	0	0
4/18/2012	$8.00	$8.00	$8.00	$8.00	0	0
4/19/2012	$8.00	$8.00	$8.00	$8.00	0	0
4/20/2012	$8.00	$8.00	$8.00	$8.00	0	0
4/23/2012	$8.00	$8.00	$8.00	$8.00	0	0
4/24/2012	$8.00	$8.00	$8.00	$8.00	0	0
4/25/2012	$8.00	$8.00	$8.00	$8.00	0	0
4/26/2012	$8.00	$8.00	$8.00	$8.00	0	0
4/27/2012	$8.00	$8.00	$8.00	$8.00	0	0
4/30/2012	$8.00	$8.00	$8.00	$8.00	0	0
5/1/2012	$8.00	$8.00	$8.00	$8.00	0	0
5/2/2012	$8.00	$8.00	$8.00	$8.00	0	0

Date	Open	High	Low	Close	Volume	VolumeTotal
5/3/2012	$8.00	$8.00	$8.00	$8.00	0	0
5/4/2012	$8.00	$8.00	$8.00	$8.00	0	0
5/7/2012	$8.00	$8.00	$8.00	$8.00	0	0
5/8/2012	$8.00	$8.00	$8.00	$8.00	0	0
5/9/2012	$8.00	$8.00	$8.00	$8.00	0	0
5/10/2012	$8.00	$8.00	$8.00	$8.00	0	0
5/11/2012	$8.00	$8.00	$8.00	$8.00	0	0
5/18/2012	$5.00	$5.00	$4.50	$4.50	923	923
5/21/2012	$4.50	$4.50	$4.50	$4.50	0	0
5/22/2012	$4.50	$4.50	$4.50	$4.50	0	0
5/23/2012	$4.50	$4.50	$4.50	$4.50	0	0
5/24/2012	$4.50	$4.50	$4.50	$4.50	275	275
5/25/2012	$4.50	$4.50	$4.50	$4.50	0	0
5/29/2012	$4.50	$4.50	$4.50	$4.50	0	0
5/30/2012	$4.50	$4.50	$4.50	$4.50	0	0
5/31/2012	$4.50	$4.50	$4.50	$4.50	0	0
6/1/2012	$4.50	$4.50	$4.50	$4.50	0	0
6/4/2012	$4.00	$4.00	$2.60	$2.60	2100	2100
6/5/2012	$2.60	$2.60	$2.60	$2.60	0	0
6/6/2012	$2.60	$2.60	$2.60	$2.60	0	0
6/7/2012	$2.60	$2.60	$2.60	$2.60	0	0
6/8/2012	$2.60	$2.60	$2.60	$2.60	0	0
6/11/2012	$2.60	$2.60	$2.60	$2.60	0	0
6/12/2012	$2.60	$2.60	$2.60	$2.60	0	0
6/13/2012	$2.60	$2.60	$2.60	$2.60	0	0
6/14/2012	$2.60	$2.60	$2.60	$2.60	0	0
6/15/2012	$2.60	$2.60	$2.60	$2.60	0	0
6/18/2012	$2.60	$2.60	$2.60	$2.60	0	0
6/19/2012	$2.65	$2.65	$2.65	$2.65	1000	1000
6/20/2012	$2.65	$2.65	$2.65	$2.65	0	0
6/21/2012	$2.65	$2.65	$2.65	$2.65	0	0
6/22/2012	$2.65	$2.65	$2.65	$2.65	0	0
6/25/2012	$2.65	$2.65	$2.65	$2.65	0	0
6/26/2012	$2.65	$2.65	$2.65	$2.65	0	0
6/27/2012	$2.65	$2.65	$2.65	$2.65	0	0
6/28/2012	$2.65	$2.65	$2.65	$2.65	0	0
6/29/2012	$2.65	$2.65	$2.65	$2.65	0	0
7/2/2012	$2.65	$2.65	$2.65	$2.65	0	0
7/3/2012	$2.65	$2.65	$2.65	$2.65	0	0
7/5/2012	$2.65	$2.65	$2.65	$2.65	0	0
7/6/2012	$2.65	$2.65	$2.65	$2.65	0	0
7/9/2012	$2.75	$2.75	$2.75	$2.75	500	500
7/10/2012	$2.75	$2.75	$2.75	$2.75	0	0
7/11/2012	$2.75	$2.75	$2.75	$2.75	0	0
7/12/2012	$2.75	$2.75	$2.75	$2.75	0	0
7/13/2012	$2.75	$2.75	$2.75	$2.75	0	0

Date	Open	High	Low	Close	Volume	VolumeTotal
7/16/2012	$2.50	$2.50	$2.10	$2.45	3000	3000
7/17/2012	$2.45	$2.45	$2.45	$2.45	0	0
7/18/2012	$2.10	$2.10	$2.10	$2.10	1000	1000
7/19/2012	$2.45	$2.65	$2.45	$2.65	5200	5200
7/20/2012	$2.52	$2.52	$2.25	$2.50	5500	5500
7/23/2012	$2.25	$2.25	$2.25	$2.25	500	500
7/24/2012	$2.25	$2.25	$2.25	$2.25	0	0
7/25/2012	$2.25	$2.25	$2.25	$2.25	0	0
7/26/2012	$2.05	$2.45	$2.05	$2.05	2600	2600
7/27/2012	$2.10	$2.20	$2.10	$2.20	1000	1000
7/30/2012	$2.25	$2.25	$2.00	$2.00	3500	3500
7/31/2012	$2.00	$2.00	$2.00	$2.00	500	500
8/1/2012	$2.10	$2.10	$2.00	$2.00	4000	4000
8/2/2012	$2.00	$2.19	$2.00	$2.05	2700	2700
8/3/2012	$2.02	$2.05	$1.90	$2.05	1500	1500
8/6/2012	$2.02	$2.25	$2.00	$2.15	11200	11200
8/7/2012	$2.17	$2.17	$2.00	$2.17	22200	22200
8/8/2012	$2.16	$2.16	$1.95	$2.00	28120	28120
8/9/2012	$2.00	$2.05	$1.80	$1.95	16315	16315
8/10/2012	$1.75	$1.95	$1.75	$1.95	5221	5221
8/13/2012	$1.85	$1.95	$1.80	$1.80	7400	7400
8/14/2012	$1.80	$2.00	$1.73	$1.90	10900	10900
8/15/2012	$1.55	$1.88	$1.35	$1.64	19160	19160
8/16/2012	$1.20	$1.40	$0.85	$1.40	19650	19650
8/17/2012	$1.10	$1.80	$1.10	$1.80	6000	6000
8/20/2012	$1.50	$1.95	$1.50	$1.90	9521	9521
8/21/2012	$1.89	$1.95	$1.85	$1.95	3700	3700
8/22/2012	$1.94	$1.94	$1.94	$1.94	200	200
8/23/2012	$1.70	$1.90	$1.31	$1.70	4500	4500
8/24/2012	$1.67	$1.67	$1.65	$1.65	1200	1200
8/27/2012	$1.60	$1.60	$1.02	$1.15	31803	31803
8/28/2012	$1.15	$1.50	$1.15	$1.50	4500	4500
8/29/2012	$1.25	$1.65	$1.15	$1.65	9200	9200
8/30/2012	$1.65	$1.65	$1.65	$1.65	0	0
8/31/2012	$1.65	$1.65	$1.65	$1.65	0	0
9/4/2012	$1.55	$1.60	$1.20	$1.22	43021	43021
9/5/2012	$1.25	$1.38	$1.22	$1.25	10411	10411
9/6/2012	$1.30	$1.36	$1.18	$1.25	198982	198982
9/7/2012	$1.27	$1.27	$0.90	$1.25	76806	76806
9/10/2012	$1.20	$1.20	$0.95	$1.04	12150	12150
9/11/2012	$1.15	$1.15	$0.89	$0.99	26190	26190
9/12/2012	$1.34	$1.34	$0.90	$0.95	15975	15975

Date	Open	High	Low	Close	Volume	Volume Total
9/13/2012	$1.01	$1.05	$0.72	$1.05	43014	43014
9/14/2012	$1.10	$1.10	$0.78	$0.85	41430	41430
9/17/2012	$0.85	$0.85	$0.85	$0.85	500	500
9/18/2012	$1.05	$1.08	$0.79	$1.03	51714	51714
9/19/2012	$1.05	$1.25	$1.05	$1.25	36990	36990
9/20/2012	$1.20	$1.59	$1.17	$1.35	65648	65648
9/21/2012	$1.49	$1.67	$1.24	$1.47	87930	87930
9/24/2012	$1.20	$1.35	$1.06	$1.35	104096	104096
9/25/2012	$1.21	$1.40	$1.21	$1.33	94447	94447
9/26/2012	$1.30	$1.41	$1.22	$1.35	42156	42156
9/27/2012	$1.37	$1.39	$1.30	$1.39	22072	22072
9/28/2012	$1.41	$1.60	$1.30	$1.50	137435	137435
10/1/2012	$1.53	$1.59	$1.40	$1.59	23190	23190
10/2/2012	$1.55	$1.60	$1.50	$1.50	22060	22060
10/3/2012	$1.41	$2.09	$1.41	$2.00	176661	176661
10/4/2012	$1.86	$2.20	$1.77	$2.13	90051	90051
10/5/2012	$1.90	$2.35	$1.90	$2.35	92115	92115
10/8/2012	$2.21	$3.09	$2.21	$3.03	109251	109251
10/9/2012	$2.95	$4.24	$2.85	$3.96	113373	113373
10/10/2012	$3.51	$4.10	$3.50	$3.95	83171	83171
10/11/2012	$3.55	$4.43	$3.55	$4.20	46458	46458
10/12/2012	$4.15	$4.50	$3.68	$3.95	63934	63934
10/15/2012	$3.75	$3.75	$2.08	$2.85	113870	113870
10/16/2012	$2.51	$2.95	$2.51	$2.92	33098	33098
10/17/2012	$2.94	$3.13	$2.92	$3.12	35513	35513
10/18/2012	$3.38	$3.80	$3.33	$3.79	37958	37958
10/19/2012	$3.80	$4.08	$3.75	$3.78	33954	33954
10/22/2012	$3.85	$4.09	$3.85	$4.06	37420	37420
10/23/2012	$3.98	$4.10	$3.50	$3.90	56240	56240
10/24/2012	$3.50	$3.90	$3.50	$3.89	14363	14363
10/25/2012	$3.90	$3.95	$3.80	$3.90	11343	11343
10/26/2012	$3.90	$4.50	$3.90	$4.20	29322	29322
10/31/2012	$4.20	$5.00	$4.20	$4.50	39096	39096
11/1/2012	$4.50	$4.84	$3.93	$4.84	12816	12816
11/2/2012	$4.25	$5.39	$4.25	$5.35	28796	28796
11/5/2012	$5.10	$5.28	$5.04	$5.04	12688	12688
11/6/2012	$5.15	$5.25	$4.90	$5.15	14180	14180
11/7/2012	$5.15	$5.50	$5.01	$5.50	39550	39550
11/8/2012	$5.50	$7.10	$5.50	$7.10	66241	66241
11/9/2012	$7.09	$7.80	$7.00	$7.48	89203	89203
11/12/2012	$7.49	$8.20	$6.96	$8.15	47111	47111
11/13/2012	$8.31	$8.75	$8.00	$8.65	46023	46023
11/14/2012	$8.90	$9.15	$8.58	$8.99	38140	38140
11/15/2012	$8.81	$9.20	$8.73	$9.00	36953	36953

Date	Open	High	Low	Close	Volume	Volume Total
11/16/2012	$9.00	$9.00	$6.77	$8.99	77565	77565
11/19/2012	$9.00	$9.14	$8.13	$8.88	29755	29755
11/20/2012	$8.00	$8.50	$7.20	$8.20	40545	40545
11/21/2012	$8.00	$8.10	$7.53	$7.99	27298	27298
11/23/2012	$8.05	$8.44	$7.70	$8.44	18244	18244
11/26/2012	$8.45	$8.48	$8.06	$8.19	17777	17777
11/27/2012	$7.90	$8.30	$7.90	$8.30	38182	38182
11/28/2012	$8.15	$8.25	$7.64	$8.20	16200	16200
11/29/2012	$8.15	$8.15	$7.85	$8.08	11690	11690
11/30/2012	$7.95	$8.89	$7.95	$8.87	19762	19762
12/3/2012	$8.95	$9.10	$8.90	$9.10	13190	13190
12/4/2012	$8.91	$9.10	$8.01	$9.09	15143	15143
12/5/2012	$9.00	$9.70	$8.91	$9.19	86917	86917
12/6/2012	$9.20	$9.50	$8.95	$9.20	9184	9184
12/7/2012	$9.20	$9.29	$9.01	$9.20	12199	12199
12/10/2012	$9.05	$9.05	$8.19	$8.99	19613	19613
12/11/2012	$8.76	$9.10	$8.75	$9.09	14853	14853
12/12/2012	$9.01	$9.11	$8.70	$8.91	26145	26145
12/13/2012	$8.75	$9.04	$8.75	$9.04	16065	16065
12/14/2012	$9.03	$9.11	$8.75	$9.05	42192	42192
12/17/2012	$9.14	$9.26	$8.80	$9.25	15384	15384
12/18/2012	$9.00	$9.24	$8.98	$9.05	44998	44998
12/19/2012	$9.00	$9.14	$8.82	$9.04	11877	11877
12/20/2012	$8.91	$8.99	$8.55	$8.79	34700	34700
12/21/2012	$8.75	$8.80	$8.15	$8.80	8350	8350
12/24/2012	$8.00	$8.44	$7.76	$8.37	19177	19177
12/26/2012	$8.15	$8.15	$4.76	$7.94	81039	81039
12/27/2012	$7.99	$8.16	$7.43	$8.10	18578	18578
12/28/2012	$8.00	$8.09	$7.80	$8.01	10950	10950
12/31/2012	$7.90	$8.14	$7.70	$8.02	41085	41085